Buenos Aires, May 12th, 2016

Results for the quarter ended on March 31st, 2016

Pampa Energía S.A. (‘Pampa’ or the ‘Company’) announces the results for the quarter ended on March 31st, 2016.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, as well as natural gas transportation and production, announces the results for the quarter ended on March 31, 2016:

Consolidated sales revenues of AR$4,226.7 million[1] for the quarter ended on March 31, 2016, 151.9% higher than the AR$1,678.0 million for the quarter of 2015, primarily explained by increases of 27.8% (AR$167.6 million) in generation, 208.7% (AR$2,021.5 million) in distribution, 269.9% (AR$348.1 million) in oil and gas and 57.0% (AR$7.1 million) in holding and others segment.

Adjusted consolidated EBITDA[2] of AR$1,353.2 million for the quarter ended on March 31, 2016, compared to a AR$833.1 million for the quarter of 2015, mainly due to increases of 20.6% (AR$56.2 million) in generation and AR$517.3 million in oil and gas segment, partially offset by decreases of 7.1% (AR$5.9 million) in transmission, 8.6% (AR$31.5 million) in distribution and higher losses of AR$16.2 million in holding and others segment.

Consolidated profit of AR$673.0 million during the quarter ended on March 31, 2016, of which a profit of AR$607.6 million is attributable to the owners of the Company, compared to AR$901.9 million attributable to the owners of the Company in the same quarter of 2015, mainly explained by reported losses of AR$30.6 million in transmission[1]and AR$315.1 million in distribution, partially offset by reported profits of AR$226.5 million in generation, AR$90.8 million in oil and gas and AR$636.0 million in the holding and others segment.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres
Co-CEO

Gustavo Mariani
Co-CEO

Mariano Batistella
Planning and Investor Relations Officer

Lida Wang
Chief of Investor Relations

Tel +54 (11) 4809-9500
investor@pampaenergia.com
www.pampaenergia.com/ir

1 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

2 Adjusted consolidated EBITDA represents the consolidated results for continuing activities before net financial results, income taxes, depreciation, amortization, one-time income and expenses, and non-controlling interest, including PUREE proceeds, other non-accrued collections, and other adjustments related to IFRS. For more information, please refer to section 4 of this Earnings Release.

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1.     Relevant Events

1.1 |  Acquisition of Petrobras Argentina S.A. (‘Petrobras Argentina’)

On May 12, 2016, the Board of Directors of the Company and the Board of Directors of Petróleo Brasileiro S.A. (‘Petrobras Brazil’) have approved the final terms and conditions for the acquisition by Pampa of the totality of the shares of Petrobras Participaciones S.L., which owns 67.1933% of capital and votes of Petrobras Argentina (hereinafter, the ‘Transaction’).

Therefore, the Board of Directors of the Company approved that Pampa, as buyer, and Petrobras International Braspetro B.V., a subsidiary of Petrobras Brazil and owner of 100% of the capital stock of Petrobras Participaciones S.L., as seller, enter into a sale and purchase agreement governing the Transaction (‘Sale and Purchase Agreement’ or ‘SPA’ and, together with its schedules and ancillary documents, the ‘Transaction Documents’).

Consequently, the Company reports that, subject to the following terms and conditions set forth in the Transaction Documents:

1.    Pampa will acquire all of the shares of Petrobras Participaciones S.L., company which owns 67.1933% of capital stock and voting rights of Petrobras Argentina, upon satisfaction of the conditions precedent for closing of the Transaction (the ‘Closing’);

2.    The base price of the Transaction is US$892 million (the ‘Base Price’), representing a value of US$1,327 million for 100% of the shares of Petrobras Argentina. The Base Price is subject to adjustments that have been agreed among the parties and that the Company believe not to be material. At signing of the SPA, Pampa will deposit 20% of the Base Price in an escrow account held with Citibank, N.A.;

3.    Pampa will fund the final Transaction price with a combination of the following:

i.     Own resources using:

a.   Cash at hand of up to US$220 million; and

b.  Up to US$250 million from the sale of 50% of the direct interest and/or the final benefit of the share capital and voting rights of Compañía de Inversiones en Energía S.A. (‘CIESA’), the parent company of Transportadora de Gas del Sur S.A. (‘TGS’), which sale shall be completed prior to Closing of the Transaction;

ii.    Bank financing of up to US$700 million;

iii.   Private financing of up to US$225 million; and

iv.   Financing to be provided by a vehicle controlled by the controlling shareholders of the Company of up to US$150 million. The latter transaction, as a related party transaction, was considered by the Audit Committee of the Company so as to give its opinion under the terms of Article 72 of Law No. 26,831. After its review, the Committee considered that the operation is reasonably framed within normal and usual market conditions.

In addition, Pampa's board of directors approved that, after Closing of the Transaction and subject to the approval of the board of Petrobras Argentina, Petrobras Argentina, YPF S.A. (‘YPF’) and Petrobras Brazil shall enter into an ambitious investment plan. Consequently, as part of the Transaction, Petrobras Brazil has agreed that one of its affiliates shall acquire from Petrobras Argentina, after Closing of the Transaction, 33.6% of the rights and obligations of the Río Neuquén

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concession area, and the assets related to such interests, for an amount of US$72 million, which is in line with the valuation reports submitted to the board by Citigroup Global Markets Inc. and Gaffney, Cline & Associates, a renowned international consulting firm specializing in the valuation of assets and oil companies. Likewise, YPF shall acquire the remaining 33.33% for the same valuation set forth above;

5.    Also as part of the Transaction, and subject to the approval of the board of Petrobras Argentina, Pampa and Petrobras Brazil have agreed that one of its affiliates shall acquire from Petrobras Argentina, after Closing of the Transaction, 100% of the rights and obligations under the Operating Agreement entered into by Petrobras Argentina – Bolivian Branch and Yacimientos Petrolíferos Fiscales Bolivianos, in relation to the Colpa and Caranda areas in Bolivia, subject to government approvals in Bolivia. This asset has a negative value of US$20 million, in line with the valuation of the area made by Citigroup Global Markets Inc. Consequently, the net amount to be paid by Petrobras Brazil for the acquisition of the Río Neuquén are referred to in item 4 above and for the rights and obligations of the Colpa and Caranda Operating Agreement shall be US$52 million;

6.    Finally, prior to Closing of the Transaction, the Company will launch a mandatory cash tender offer for the shares of Petrobras Argentina (the ‘Cash Offer’) in accordance with the provisions of the Argentine capital markets law (Ley de Mercado de Capitales) and the regulations of the Argentine Securities and Exchange Commission (the ‘CNV’) relating to mandatory tender offers in case of change of control and indirect acquisition. The Cash Offer will be conditional upon approval of the CNV and Closing of the Transaction. Pursuant to item 3 above, the Company has the required source of funds to carry out the Transaction and the Cash Offer. In addition, the board informs that the Company is also evaluating the alternative of, simultaneously with the launching of the Cash Offer, launch a voluntary exchange offer to exchange shares of the Company for shares of Petrobras Argentina (the ‘Exchange Offer’), which shall also be subject to the approval of the CNV and Closing of the Transaction. Both the Cash Offer and the Exchange Offer, as well as the call for the shareholders’ meeting to deliberate on the corresponding capital increase, will be promptly submitted for approval of the board of the Company and reported to the market, in accordance with the requirements established in the Argentine Capital market law, the CNV regulations and applicable US laws and regulations; and

7.    Finally, with the purpose of disclosing all material information, the board of the Company informs that it is currently evaluating the possibility of, upon Closing of the Transaction and completion of the Cash Offer and Exchange Offer, merging the Company with Petrobras Argentina, being Pampa the surviving entity, which, after thorough analysis, shall be submitted for the approval of the boards and shareholders' of both companies.

1.2 |  Exclusivity Agreement for the Sale of the Stake of the Company in TGS

On April 22, 2016, the Company has agreed with Harz Energy, a subsidiary of Grupo Neuss, a 45-day exclusivity period to complete the sale of the stake and rights that the Company, directly or indirectly, holds in TGS. Both parties have agreed certain terms and commercial conditions, among others:

•         The Potential Buyer paid the Company an amount of US$3 million as a consideration for the Exclusivity Period, which will be deducted from the purchase price; and

•         In the event that the sale of TGS is fulfilled, the purchase price will be US$250 million.

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1.3 |  SEE Resolution No. 22/16: Increase in the Electricity Generation Remuneration Scheme

On March 30, 2016, the Secretariat of Electric Energy (‘SEE’) issued SEE Resolution No. 22/16, in which it updates retroactively as of February 2016 commercial transactions, the remuneration for fixed costs, variable costs and non-recurring maintenances, all items previously stipulated under Resolution issued by Secretariat of Energy (‘SE’) No. 482/15.

For Pampa’s generation units, said resolution represented an average increase of 42%, in comparison with the previous SE Res. No. 482/15.

1.4 |  Natural Gas Transportation Tariff Increase Granted to TGS

In line with Resolution No. 31/16 issued by the Ministry of Energy and Mining (‘MEyM’), which was published in the Official Gazette on April 1, 2016, the National Regulatory Authority Gas (‘ENARGAS’) issued Resolution No. I/3,724/16, published in the Official Gazette on April 4, 2016, whereby the ENARGAS grants a 200.1% increase to the tariff schedules for natural gas transportation utility service carried out by TGS, applicable as of April 1, 2016.

Said increase must be taken on account of the Integral Tariff Review (the ‘ITR’) and subject to compliance with the mandatory investment plan for the next 12 months and to be overseen by the ENARGAS. Moreover, TGS shall not be allowed to declare dividends without the ENARGAS’s prior consent, to which purpose shall evidence fulfillment with the submitted investment plan.

1.5 |  Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’): ITR Proceedings

On April 1, 2016, National Regulatory Authority of Electricity (‘ENRE’) issued ENRE Resolution No. 55/16, in which it is approved the time schedule for electricity distribution’s tariff review applicable during the ongoing year, stipulating the criteria and methodologies for the ITR proceedings, as well as the compensation and penalties schemes, altogether with a preliminary time schedule detailing the working plan to be submitted.

1.6 |  Commissioning of a New LMS-100 Gas Turbine in Central Térmica Loma de la Lata (‘CTLL’)

On May 2, 2016, with the presence of Argentina’s Vice President Gabriela Michetti, the Governor of Neuquén Province Omar Gutiérrez, national and provincial authorities and executives from the Company, it was carried out the inauguration of the new 105 MW gas turbine at CTLL, which increased the installed capacity of said power plant to 645 MW. The total investment was US$1.1 billion.

The new LMS-100 gas turbine manufactured by General Electric is the same model as the gas turbine generating in Central Térmica Güemes (‘CTG’), and it is built with most advanced technology available, which allows a high efficiency and flexibility functioning, reaching the full load in only 10 minutes and having reduced maintenance schedules.

1.7 |  Acquisition of Greenwind – Wind Farm Project

On April 18, 2016, CTLL acquired the 100% of share capital of Greenwind, for an amount of US$2.1 million. Greenwind is a limited company incorporated under the laws of Argentina, which its main objective is the development of ‘Corti’ wind farm project, consisting in a 100 MW installed capacity farm to be built in Bahía Blanca, Buenos Aires province. Greenwind holds the right to usufruct a 1,500 hectares field, in which wind measures have been done during the last four years.

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1.8 |  Arbitration Award Regarding CTLL

In relation to the compensatory monetary agreement reached with the contractor of the arbitration award, which is positive for CTLL, as of the date of this Earnings Release the total amount of US$15.7 million, including interests and expenses, have been collected.

1.9 |  Debt Transactions by Our Subsidiaries

1.9.1  Short-Term Notes (‘VCPs’) Issuance by Petrolera Pampa

Under the simple VCPs program for up to US$70 million or its equivalent value in other currencies, on April 20, 2016 Petrolera Pampa issued Series 14 for a par value of AR$295.8 million. Principal will be paid on a single bullet installment 12 months after the issuance date at a variable rate of Badlar plus 590 basis, payable on a quarterly basis.

1.9.2  Bank Loan for Petrolera Pampa

On March 29, 2016, Petrolera Pampa was granted by ICBC a new productive loan for an amount up to AR$300 million, aiming to repay a loan with the same bank, granted on July 27, 2015 for the same amount. The main terms and conditions are described as the following:

•         Interest Rate: 33% fixed rate for the first 12 months and the remaining period at variable rate of BADCOR plus 575 basis, payable on a quarterly basis; and

•         Amortization: 10 quarterly and consecutive installments, being the first installment due 9 months after the date of disbursement. The first installment shall be for 2% of the principal amount, second for 6.5%, third and fourth for 11%, fifth and sixth for 11.25% and from the seventh to tenth for 11.75% of the principal amount.

On the same day, Petrolera Pampa prepaid AR$165 million loan granted by Banco Hipotecario S.A.

1.10 |          Appointment of Members of Pampa’s Board of Directors and Audit Committee

On April 29, 2016, Pampa’s General Ordinary and Extraordinary Shareholders’ Meeting approved the appointment of Clarisa Lifsic, Santiago Alberdi, Javier Campos Malbrán and Julio Suaya de María as Independent Directors, replacing Hector Mochón, Emmanuel Álvarez Agis, Lucía Belén Gutiérrez and Eduardo Setti. Moreover, as Alternate Independent Directors were appointed José María Tenaillon, Mariano González Álzaga and Juan Francisco Gómez.

Regarding the Audit Committee, Santiago Alberdi and Clarisa Lifsic were appointed in replacement of Marcelo Blanco and Héctor Mochón.

Lastly, on May 10, 2016, the Board of Pampa approved the designation of Marcelo Mindlin as Chairman and Gustavo Mariani as Vice Chairman of the Company, thus accepting the resignations of Gustavo Mariani and Ricardo Torres to their posts as Chairman and Vice Chairman, respectively, but bot to their positions as Directors.

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2.     Financial Highlights

2.1 |  Consolidated Balance Sheet (AR$ Million)

	As of 03.31.16	As of 12.31.15
ASSETS
Participation in joint businesses	188.4	223.9
Participation in associates	-	123.2
Property, plant and equipment	15,541.6	14,508.4
Intangible assets	727.4	734.2
Biological assets	1.8	1.9
Financial assets with a results changing fair value	0.1	2,578.2
Deferred tax assets	324.5	52.3
Trade receivable and other credits	1,315.3	1,228.5
Total non-current assets	18,099.1	19,450.6

Biological assets	-	0.2
Inventories	228.7	225.5
Financial assets with a results changing fair value	3,917.6	4,081.0
Financial derivatives	18.2	0.2
Trade receivable and other credits	5,490.7	4,875.5
Cash and cash equivalents	898.3	516.6
Total current assets	10,553.6	9,699.0

Assets held for sale	2,885.1	-

Total assets	31,537.8	29,149.6

	As of 03.31.16	As of 12.31.15
EQUITY
Share capital	1,695.9	1,695.9
Share premium	1,231.5	1,231.5
Statutory reserve	51.5	51.5
Voluntary reserve	977.8	977.8
Retained earnings	3,672.7	3,065.1
Other comprehensive result	(31.1)	(31.1)
Equity attributable to owners of the parent	7,598.2	6,990.6

Non-controlling interests	1,456.0	1,390.6

Total equity	9,054.2	8,381.2

LIABILITIES
Accounts payable and other liabilities	3,360.7	2,698.8
Borrowings	7,311.4	6,684.7
Deferred revenues	167.4	153.8
Salaries and social security payable	84.8	80.0
Defined benefit plan obligations	276.3	264.5
Deferred tax liabilities	628.5	591.6
Income tax and minimum expected profit tax liability	560.4	271.8
Tax payable	133.6	127.5
Provisions	366.7	313.8
Total non-current liabilities	12,889.8	11,186.5

Accounts payable and other liabilities	6,629.9	6,652.5
Borrowings	1,565.0	1,307.7
Deferred income	0.8	0.8
Salaries and social security payable	713.5	887.0
Defined benefit plan obligations	53.1	46.1
Income tax and minimum expected profit tax liability	161.8	138.9
Tax payable	372.0	460.3
Financial derivatives	-	18.1
Provisions	97.9	70.6
Total current liabilities	9,593.8	9,581.9

Total liabilities	22,483.6	20,768.4

Total liabilities and equity	31,537.8	29,149.6

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2.2 |  Consolidated Income Statement (AR$ Million)

	1st Quarter

	2016	2015
Sales revenue	4,226.7	1,678.0
Cost of sales	(3,278.9)	(1,555.4)

Gross profit	947.8	122.6

Selling expenses	(341.9)	(192.9)
Administrative expenses	(451.9)	(247.0)
Other operating income	453.8	93.3
Other operating expenses	(182.7)	(94.0)
Results for participation in joint businesses	(30.6)	3.5
Results for participation in associates	(2.7)	1.8

Operating income before higher cost recognition and SE Res. No. 32/15	392.0	(312.7)

Income Recognition on account of the RTI – SE Res. No. 32/15	431.0	1,333.9
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes	81.5	186.6

Operating income	904.5	1,207.8

Financial income	99.0	56.9
Financial costs	(646.4)	(339.8)
Other financial results	409.1	556.3
Financial results, net	(138.4)	273.4

Profit before tax	766.2	1,481.2

Income tax and minimum expected profit tax	(93.2)	(319.2)

Net income for the period	673.0	1,162.0

Attributable to:
Owners of the Company	607.6	901.9
Non-controlling interests	65.4	260.0

Net income for the period attributable to the owners of the Company (AR$ per share):
Basic income per share	0.3583	0.6862
Diluted income per share	0.3583	0.5809

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3.     Summary of Operations

3.1 |  Generation Segment

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTLL[1]	CTG[2]	CTP	CPB
Installed Capacity (MW)	265	388	645	361	30	620	2,309
Market Share	0.8%	1.2%	1.9%	1.1%	0.1%	1.9%	6.9%

First Quarter
Net Generation Q1 16 (GWh)	218	184	961	369	41	357	2,130
Market Share	0.6%	0.5%	2.7%	1.0%	0.1%	1.0%	6.0%
Sales Q1 16 (GWh)	218	184	961	506	41	357	2,268

Net Generation Q1 15 (GWh)	139	116	922	536	46	872	2,631
Variation Net Generation Q1 16 - Q1 15	+56.2%	+59.2%	+4.2%	-31.2%	-9.5%	-59.1%	-19.0%
Sales Q1 15 (GWh)	140	116	922	703	46	872	2,799

Average Price Q1 16 (AR$ / MWh)	182.4	189.2	367.6	453.5	1,066.5	189.1	339.1
Average Gross Margin Q1 16 (AR$ / MWh)	94.0	77.9	325.6	233.8	n.d.	(37.3)	203.9
Average Gross Margin Q1 15 (AR$ / MWh)	15.8	2.0	224.0	139.6	n.d.	58.6	130.3

Note: Gross Margin before amortization and depreciation. ¹ The installed capacity of CTLLL includes 105 MW from the new gas turbine, that began commercial operations on May 2, 2016. 2 Due to the merger of CTG with EGSSA and EGSSA Holding, CTG’s gross margin considers results for CTP.

The electricity generation for the first quarter of 2016 was 19.0% lower than for same period of 2015, mainly as a result of technical problems in steam turbines at one of the two in Central Piedra Buena (‘CPB’) (-515 GWh) and one in CTG (-167 GWh), combined in a lower weight with minor gas supply by CAMMESA at CTG and Central Térmica Piquirenda (‘CTP’).

These decreases were partially offset by a higher dispatch at our hydro units (+145 GWh) due to higher water inputs, irrigation flow and pump activity, in addition to a higher generation at CTLL (+39 GWh).

3.2 |  Distribution Segment

							Variation
Type of Customer	2016			2015			% GWh	% Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
First Quarter
Residential	2,397	42%	2,472,349	2,389	43%	2,446,256	+0.3%	+1.1%
Commercial	963	17%	362,233	952	17%	350,793	+1.2%	+3.3%
Industrial	977	17%	6,753	923	17%	6,588	+5.8%	+2.5%
Wheeling System	1,062	19%	715	1,053	19%	709	+0.8%	+0.8%
Others
Public Lighting	155	3%	21	152	3%	22	+1.7%	-4.5%
Shantytowns and Others	111	2%	409	92	2%	404	+21.3%	+1.2%

Total	5,666	100%	2,842,480	5,562	100%	2,804,772	+1.9%	+1.3%

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The electricity sold in GWh during the first quarter of 2016 increased by 1.9% compared to the same period of 2015. Moreover, the number of clients of Edenor rose by 1.3%.

3.3 |  Holding and Others Segment

Oil & Gas Production	Oil (m3/d)					Gas ('000 m3/d)
	Ysur	Petrobras	YPF	Senillosa	Total	Ysur	Petrobras	YPF	Senillosa	Total
First Quarter
2016	3.1	2.5	26.6	0.1	32.4	55.5	363.6	1,707.0	7.5	2,133.6
2015	6.8	4.0	6.6	-	17.4	71.0	371.9	462.8	-	905.7
Variation	-54.0%	-37.6%	+303.5%	n.a.	+86.1%	-21.9%	-2.2%	+268.8%	n.a.	+135.6%

Note: Production amounts are adjusted by Petrolera Pampa’s ownership in each Agreements.

The oil and gas production during the first quarter of 2016 increased by 86.1% and 135.6%, respectively, compared to the same period of 2015, mainly due to Petrolera Pampa’s association with YPF.

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4.     Analysis of the First Quarter 2016 Results Compared to the Same Period of 2015

Consolidated sales revenues of AR$4,226.7 million for the quarter ended on March 31, 2016, 151.9% higher than the AR$1,678.0 million for the quarter of 2015, primarily explained by increases of 27.8% (AR$167.6 million) in generation, 208.7% (AR$2,021.5 million) in distribution, 269.9% (AR$348.1 million) in oil and gas and 57.0% (AR$7.1 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$1,353.2 million for the quarter ended on March 31, 2016, compared to a AR$833.1 million for the quarter of 2015, mainly due to increases of 20.6% (AR$56.2 million) in generation and AR$517.3 million in oil and gas segment, partially offset by decreases of 7.1% (AR$5.9 million) in transmission, 8.6% (AR$31.5 million) in distribution and higher losses of AR$16.2 million in holding and others segment.

Consolidated profit of AR$673.0 million during the quarter ended on March 31, 2016, of which a profit of AR$607.6 million is attributable to the owners of the Company, compared to AR$901.9 million attributable to the owners of the Company in the same quarter of 2015, mainly explained by reported losses of AR$30.6 million in transmission1and AR$315.1 million in distribution, partially offset by reported profits of AR$226.5 million in generation, AR$90.8 million in oil and gas and AR$636.0 million in the holding and others segment.

Adjusted Consolidated EBITDA Calculation

In AR$ million	Q1 16	Q1 15
Consolidated operating income	904.5	1,207.8
Consolidated depreciations and amortizations	268.4	133.8
Consolidated EBITDA under IFRS standards	1,173.0	1,341.6

Adjustments from generation segment:
Recovery from insurance expenses	(1.2)	-
Adjustments from transmission segment:
Instrumental Agreement / Renewal Agreement	85.6	53.1
Consolidation effects from participation in joint businesses	22.1	26.3
Operating result from transmission segment	(20.4)	(5.2)
Depreciations and amortizations from transmission segment	11.9	11.1
Results for Fourth Line Project	-	23.9
Results for participation in joint businesses	30.6	(3.5)
Adjustments from distribution segment:
PUREE penalty system	-	25.6
Delay charges	17.7	11.4
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes	-	(186.6)
Decrease on loans for higher salary costs/Reporting Adjustment - SE Res. No. 32/15	-	(464.8)
Adjustments from Oil and Gas segment:
Executive Compensation Agreement	65.7	28.3
Adjustments from holding and others segment:
Recovery of expenses	(12.2)	-
Results for participation in associates	2.7	(1.8)

Consolidated adjusted EBITDA	1,353.2	833.1

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4.1 |  Analysis of Generation Segment

	1st Quarter
Generation Segment, Consolidated (AR$ million)	2016	2015	∆ %
Sales revenue	770.2	602.5	+27.8%
Cost of sales	(343.4)	(281.7)	+21.9%
Gross profit	426.8	320.8	+33.0%
Selling expenses	(7.0)	(5.2)	+34.1%
Administrative expenses	(107.8)	(62.6)	+72.1%
Other operating income	4.1	0.4	NA
Other operating expenses	(23.7)	(17.8)	+33.1%
Operating income	292.4	235.5	+24.1%
Finance income	76.8	52.5	+46.1%
Finance costs	(127.8)	(80.2)	+59.4%
Other financial results	105.8	(14.5)	NA
Profit before tax	347.2	193.4	+79.5%
Income tax and minimum expected profit tax	(87.0)	(45.8)	+89.8%
Net income for the period	260.2	147.6	+76.3%
Attributable to:
Owners of the Company	226.5	136.5	+66.0%
Non-controlling interests	33.7	11.1	+202.8%

Adjusted EBITDA	329.0	272.8	+20.6%

•         During the first quarter of 2016, the gross margin from our generation segment recorded a profit of AR$426.8 million, 33.0% higher than the same period of 2015, mainly due to the updated higher remuneration scheme set by SEE Resolution No. 22/16 as of February 2016, as well as during the comparative period of Q1 15 the remuneration scheme under SE Res. No. 482/15 was not in force yet, being the retroactive amount as of February 2015 recorded in Q2 15. Moreover, the gross margin was also affected by the nominal FX depreciation, which impacts our Energía Plus and SE Resolution No. 220/07 power supply contracts. Said increases were partially offset by higher labor costs and lower total energy dispatch compared to the same period of 2015.

•         Q1 16 net operating costs increased 30.2% compared to the same period in 2015, mainly due to higher labor costs and legal fees from the arbitration proceedings against Isolux.

•         The net financial results increased by AR$96.9 million compared to Q1 15, recording a gain of AR$54.8 million, mainly due to a higher profit and exchange rate differences from the holding of financial instruments, partially offset by higher losses on financial liability interests and exchange rate differences, which are as a result of local currency’s devaluation against US Dollar.

•         The adjusted EBITDA increased 20.6% compared to the same period in 2015, mainly due to a better pricing remuneration and Peso depreciation, which were partially offset by a rise in labor expenses and a lower electricity generation. The adjusted EBITDA does not include non-recurring items such as recovery of insurance expenses.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	11

4.2 |  Analysis of Transmission Segment

	1st Quarter
Transmission Segment, Consolidated (AR$ million)	2016	2015	∆ %
Sales revenue	187.6	159.9	+17.3%
Cost of sales	(171.0)	(135.8)	+25.9%
Gross profit	16.6	24.1	-31.4%
Administrative expenses	(33.5)	(25.9)	+29.2%
Other operating income	0.0	0.2	-99.0%
Other operating expenses	(3.5)	(3.6)	-2.9%
Operating income	(20.4)	(5.2)	+295.2%
Finance income	47.5	50.9	-6.7%
Finance costs	(21.3)	(13.6)	+56.7%
Other financial results	(92.3)	(17.7)	NA
Profit before tax	(86.5)	14.5	NA
Income tax and minimum expected profit tax	29.6	(5.7)	NA
Net income for continuing operations	(56.9)	8.8	NA
Adjustment for non-controlling participation in joint businesses	26.3	(5.2)	NA
Net income for the period	(30.6)	3.5	NA
Attributable to:
Owners of the Company	(30.6)	3.5	NA
Non-controlling interests	-	-	NA

Adjusted EBITDA	77.1	83.0	-7.1%

•         The first quarter of 2016 includes sales of AR$109.4 million corresponding to the application of the Instrumental and Renewal Agreements signed by SE and ENRE, compared to AR$91.9 million in the same period of 2015.

•         The operating loss from our transmission segment increased by AR$15.3 million compared to the first quarter of 2015, mainly due to a rise in labor costs, which outpaced the greater income from the Renewal Agreement.

•         The net financial results posted a loss of AR$66.0 million in Q1 16. The AR$85.7 million reduction compared to the same period of 2015 is mainly because of higher losses from net exchange rate differences, which are as a result of Argentine Peso devaluation against US Dollar, currency in which Transener’s financial debt is denominated. Moreover, transmission segment registered higher expenses from financial interests expenditures and a lower accrual of interests in Q1 16 from the application of the Instrumental and Renewal Agreements, for an amount of AR$10.6 million compared to AR$19.7 million accrued during the same period of 2015.

•         The Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement for AR$85.6 million for the first quarter of 2016 vs. AR$53.1 million in the same period of 2015. It is noteworthy that as from January 1, 2015 Transener stopped recording recurring financial income on the Fourth Line’s retroactive canon, registering instead the operation and maintenance remuneration as sales. The interests on the Fourth Line registered in the Q1 15 corresponds to a one-time adjustment to the retroactive canon for the period from August 2014 to December 2014.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	12

4.3 |  Analysis of Distribution Segment

	1st Quarter
Distribution Segment, Consolidated (AR$ million)	2016	2015	∆ %
Sales revenue	2,990.1	968.6	+208.7%
Cost of sales	(2,645.3)	(1,230.9)	+114.9%
Gross profit	344.8	(262.3)	NA
Selling expenses	(288.4)	(171.4)	+68.3%
Administrative expenses	(231.4)	(138.3)	+67.3%
Other operating income	13.6	26.9	-49.6%
Other operating expenses	(121.2)	(64.3)	+88.6%
Operating income before higher cost recognition and SE Res. No. 32/15	(282.6)	(609.3)	-53.6%
Income Recognition on account of the RTI – SE Res. No. 32/15	431.0	1,333.9	-67.7%
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes and SE Res. No. 32/15	81.5	186.6	-56.3%
Operating income	230.0	911.2	-74.8%
Finance income	26.1	18.1	+44.3%
Finance costs	(392.2)	(209.3)	+87.4%
Other financial results	(328.6)	(57.5)	NA
Profit before tax	(464.7)	662.5	NA
Income tax and minimum expected profit tax	89.0	(251.1)	NA
Net income for the period	(375.7)	411.5	NA
Attributable to:
Owners of the Company	(315.1)	183.7	NA
Non-controlling interests	(60.6)	227.7	NA

Adjusted EBITDA	332.7	364.2	-8.6%

•         During Q1 16, net sales rose by 208.7% compared the same period of 2015, mainly due to the retroactive application of MEyM Res. No. 7/16 as of February 2016, in which establishes the pass through to the end users of the subsidy set forth in SE Res. No. 32/15 via tariff increase in the distribution added-value (‘DAV’). Moreover, in Q1 16 it was recorded higher electricity sales in GWh and higher accrual of funds destined to FOCEDE, posting in Q1 16 an amount of AR$274.4 million.

•         Net operating costs, excluding energy purchases, rose by 107.4% compared to the first quarter of 2015, mainly explained by a rise in penalties due to the increase in DAV (ENRE Note No. 120,151), in addition to a rise in labor and third party costs. The electricity purchases increased 151.9% during Q1 16, due to the increase in electricity prices as of February 2016 set forth in MEyM Res. No. 6/16.

•         Operating income decreased by 74.8% compared to Q1 15, mainly because the rise in operating costs was higher than the application of SE Res. No. 32/15, 250/12 and MEyM 7/16. During Q1 16, it was accrued AR$431.0 million of additional income corresponding to the difference between tariff schedules and AR$81.5 million from MMC recognition.

•         Net financial results decreased by AR$446.0 million in the Q1 16, posting a loss of AR$694.7 million, mainly due to higher losses from net exchange rate differences and interests from financial liabilities, as a result of Peso depreciation against US Dollar, which is Edenor bond’s payment currency. Moreover, it was recorded higher commercial interests from the debt held against CAMMESA. Said effects were partially offset by a higher profit from the holding of financial instruments.

•         The adjusted EBITDA in Q1 16 for our distribution segment includes collections carried out by Edenor to its clients in concept late payment penalties for AR$17.7 million. The Adjusted EBITDA of the Q1 15 includes an adjustment for AR$25.6 million in concept of PUREE (previously recorded as a liability), AR$11.4 million in late payment penalties and a one-time negative adjustment of AR$464.8 million related to an accounting profit for higher labor costs.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	13

4.4 |  Analysis of Oil and Gas Segment

	1st Quarter
Oil & Gas Segment, Consolidated (AR$ million)	2016	2015	∆ %
Sales revenue	477.1	129.0	+269.9%
Cost of sales	(313.8)	(73.2)	NA
Gross profit	163.3	55.8	+192.8%
Selling expenses	(46.5)	(16.2)	+185.9%
Administrative expenses	(68.2)	(23.5)	+190.0%
Other operating income	420.3	65.9	NA
Other operating expenses	(34.9)	(11.6)	+202.2%
Operating income	434.0	70.4	NA
Finance income	0.2	0.0	NA
Finance costs	(171.5)	(58.7)	+192.3%
Other financial results	1.6	45.5	-96.5%
Profit before tax	264.3	57.3	NA
Income tax and minimum expected profit tax	(81.2)	(15.1)	NA
Net income for the period	183.2	42.1	NA
Attributable to:
Owners of the Company	90.8	21.0	NA
Non-controlling interests	92.3	21.2	NA

Adjusted EBITDA	644.8	127.5	NA

•         In the Q1 16, the gross margin of our oil and gas segment increased by 192.8% compared to the same period of 2015, mainly explained by higher gas sales from our association with YPF in the Rincón del Mangrullo Block (+276.7%) and the effect of the nominal exchange rate variation in our sales price, partially offset by a higher wells’ amortization costs, higher gas production and transportation costs and royalties.

•         Other operating income registered an increase of AR$354.3 million, mainly due to the additional compensation received through the Natural Gas Excess Injection Encouragement Program Resolution No. 1/13.

•         Net financial losses decreased during the Q1 16 by AR$156.6 million compared to the same period of 2015, posting a loss of AR$169.7 million, mainly due to higher losses from interests in financial liabilities and costs associated with Asset Retirement Obligation (known as ‘ARO’).

•         The adjusted EBITDA of our oil and gas segment rose by AR$517.3 million in the Q1 16 compared to the same period of 2015, mainly due to higher sales volume and the effect of the exchange rate variation in our sales price. Moreover, the adjusted EBITDA does not consider the compensation agreement for certain executives.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	14

4.5 |  Analysis of Holding and Others Segment

	1st Quarter
Holding and Others Segment, Consolidated (AR$ million)	2016	2015	∆ %
Sales revenue	19.6	12.5	+57.0%
Cost of sales	(1.0)	(0.3)	+228.5%
Gross profit	18.6	12.2	+52.7%
Selling expenses	(0.0)	(0.0)	-43.2%
Administrative expenses	(50.2)	(26.4)	+90.1%
Other operating income	15.9	0.0	NA
Other operating expenses	(2.8)	(0.4)	NA
Impairment of intangible assets	-	-	NA
Operating income	(21.2)	(12.8)	+66.0%
Finance income	3.3	5.0	-32.5%
Finance costs	37.6	(10.4)	NA
Other financial results	630.3	582.7	+8.2%
Profit before tax	650.0	564.5	+15.2%
Income tax and minimum expected profit tax	(14.1)	(7.2)	+94.7%
Net income for the period	636.0	557.2	+14.1%
Attributable to:
Owners of the Company	636.0	557.2	+14.1%
Non-controlling interests	-	-	NA

Adjusted EBITDA	(30.5)	(14.3)	+113.0%

•         During the first quarter of 2016, the gross margin from our holding and others segment rose by 52.7% compared to the same period of 2015, mainly explained by higher income from fees charged to our subsidiaries.

•         The operating income fell AR$8.4 million, recording a loss of AR$21.2 million, mainly corresponding to higher fees to third parties, partially offset by a recovery of expenses made in Q4 15.

•         Net financial results increased by AR$94.0 million compared to the same period of 2015, registering a AR$671.2 million gain in the Q1 16, mainly due to higher profits in exchange rate difference and results from the holdings of financial instruments.

•         The adjusted EBITDA of our holding and others segment fell by AR$16.2 million in the Q1 16 compared to the same period of 2015, mainly because costs increases outpaced income increases. The adjusted EBITDA does not consider earnings from participation in associates, related to our direct participation in PEPCA S.A., 10% shareholder of CIESA, the controlling shareholder of TGS.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	15

4.6 |  Quarterly Analysis by Subsidiary (AR$ Million)

	1st Quarter 2016				1st Quarter 2015
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]
Generation Segment
Diamante	56.0%	9.8	(93.7)	18.2	56.0%	(3.5)	(27.1)	(0.0)
Los Nihuiles	47.0%	13.2	(185.7)	35.1	47.0%	(3.1)	(10.3)	15.1
CPB	100.0%	(40.6)	958.2	(56.2)	100.0%	34.2	(12.5)	19.8
CTG	90.4%	101.8	13.4	72.7	90.4%	61.4	(48.9)	31.9
CTLL[1]	100.0%	246.7	1,857.8	177.4	100.0%	171.8	(111.2)	69.8
Other companies, adjustments & deletions[3]	100.0%	(1.9)	(662.3)	(20.6)		12.0	1,666.0	(0.1)
Total Generation		329.0	1,887.7	226.5		272.8	1,456.0	136.5

Transmission Segment
Transener	26.3%	156.3	1,152.8	(112.2)	26.3%	168.4	846.4	18.2
Consolidation adjustment 50%[3]		(78.1)	(576.4)	56.1		(84.2)	(423.2)	(9.1)
Adjustments & deletions[3]	26%	(1.1)	(16.4)	25.5		(1.3)	(23.2)	(5.6)
Total Transmission		77.1	560.0	(30.6)		83.0	400.0	3.5

Distribution Segment
Edenor[1]	51.5%	337.8	953.8	(125.0)	51.5%	365.7	(902.8)	469.9
EASA[1]	100.0%	3.9	1,829.4	(249.1)	100.0%	3.9	(3.2)	(56.9)
Adjustments & deletions[3]		(9.0)	(1,962.4)	59.0	50%	(5.4)	1,797.1	(229.3)
Total Distribution		332.7	820.7	(315.1)		364.2	891.1	183.7
		0	0	0		0	0	0
Oil & Gas Segment
Petrolera Pampa	49.6%	644.8	2,316.6	183.2	49.7%	127.5	(826.8)	42.1
Adjustments & deletions[3]		(0.0)	-	(92.3)	100%	-	-	(21.2)
Total Holding & Others		644.8	2,316.6	90.8		127.5	(826.8)	21.0

Holding & Others Segment
Pampa Energía (Stand-Alone)	100.0%	(27.5)	(651.7)	86.2	100.0%	(12.4)	(6.7)	(51.0)
Other companies & deletions[3]		(3.0)	(288.2)	549.8	100%	(1.9)	1,429.3	608.2
Total Holding & Others		(30.5)	(939.8)	636.0		(14.3)	1,422.5	557.2

Deletions		-	(560.0)	-		-	(400.0)	-
Total Consolidated Amounts to the Owners of the Company		1,353.2	4,085.2	607.6		833.1	2,942.9	901.9

Total Adjusted by Ownership		811.6	2,666.5	607.6		552.9	2,310.1	901.9

1 Non - consolidated amounts. 2 Net debt includes holding companies and does not consider financing from CAMMESA in the generation segment. 3 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interest. 4 CTLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	16

5.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s first quarter 2016 results on Tuesday May 17, 2016 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time.

The hosts will be Mr. Leandro Montero, CFO of Edenor and Ms. Lida Wang, Chief of Investor Relations at Pampa. For those interested in participating, please dial 0800-444-2930 in Argentina, +1 (844) 854-4411 in the United States or +1 (412) 317-5481 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	17